Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2019 and 2018 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2018, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called immune cell engagers, which are designed to direct and establish a bridge between either innate immune cells or T cells and cancer cells. Our immune cell engagers have the ability to bring innate immune cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our immune cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. Antibodies developed from our ROCK® platform include molecules which we refer to as immune cell engagers. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through March 31, 2019, we have raised an aggregate of approximately €227.1 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2019, we had an accumulated deficit of €200.3 million.

Independent of the recently closed collaboration with Genentech and the income earned for the quarter ending March 31, 2019, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have one subsidiary, Affimed Inc. (U.S.) and AbCheck s.r.o. has one subsidiary, AbCheck Inc. (U.S.) with senior employees in investor relations, business development, corporate strategy and clinical operations.

Recent Developments

In March 2019, we announced the achievement of a preclinical milestone under our ongoing strategic collaboration with Genentech and we received a milestone payment accordingly.

In May 2019, Dr. Martin Treder informed us that he intends to step down from his position as Chief Scientific Officer to pursue new opportunities. Dr. Treder will continue as a consultant to the Company.

In line with the strategic focus on our innate immunity portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold may be lifted. We have informed the FDA of our intention to terminate the clinical program. We have determined that the optimal use of our resources at this time is to focus on the development of our innate cell engagers in indications with high unmet need and the potential for a rapid path to regulatory approval.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL in 2016. In this study, enrollment is complete and interim data were recently presented. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting under the new study design. In addition, we are conducting a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in the remainder of 2019 for AFM13 will increase compared to those for the first quarter of 2019 due to the initiation of additional clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, was recruiting until the beginning of October 2018. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and was enrolling until the beginning of October 2018, when both trials were placed on clinical hold and recruitment stopped. In line with the strategic focus on our innate immunity portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold may be lifted. We subsequently informed the FDA of our intention to terminate the clinical program.

•	Other projects and infrastructure costs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24, our multiple myeloma program AFM26 (through the third quarter of 2018), our Genentech collaboration and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the remainder of 2019.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2019 and 2018. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
	(unaudited)
	(in € thousand)

Total Revenue:	11,353	532
Other income (expenses)—net	86	(11)
Research and development expenses	(7,987)	(6,396)
General and administrative expenses	(2,434)	(2,038)
Operating income/(loss)	1,018	(7,913)
Finance income/(costs)—net	834	(289)
Income/(loss) before tax	1,852	(8,202)
Income taxes	0	(1)
Income/(loss) for the period	1,852	(8,203)
Other comprehensive income/(loss)	73	(195)
Total comprehensive income/(loss)	1,925	(8,398)
Earnings/(loss) per common share in € per share (undiluted)	0.03	(0.15)
Earnings/(loss) per common share in € per share (diluted)	0.03	(0.15)

Revenue

Revenue increased significantly to €11.4 million in the three months ended March 31, 2019 from €0.5 million for the three months ended March 31, 2018. Revenue in the three months ended March 31, 2019 predominantly relate to the Genentech collaboration (€10.6 million), whereas revenue for 2018 included revenue from a milestone achieved under the LLS collaboration and revenue generated by AbCheck. Revenue from the Genentech collaboration in the three months ended March 31, 2019 was comprised of revenue recognized for collaborative research services performed during the quarter and the achievement of a preclinical milestone.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2019	2018	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	2,643	1,290	105%
AFM11	358	1,195	(70%)
Other projects and infrastructure costs	4,717	3,752	26%
Share-based payment expense	269	159	69%
Total	7,987	6,396	25%

Research and development expenses amounted to €8.0 million in the three months ended March 31, 2019 compared to research and development expenses of €6.4 million in the three months ended March 31, 2018. The variances in project-related expenses between the three months ended March 31, 2019 and the corresponding period in 2018 are mainly due to the following projects:

•	AFM13. In the three months ended March 31, 2019 we incurred significantly higher expenses (105%) than in the three months ended March 31, 2018 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for the clinical trial material.

•	AFM11. In the three months ended March 31, 2019, research and development expenses were significantly lower (70%) compared to the three months ended March 31, 2018 primarily due to lower expenses for the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL following the clinical hold on these studies.

•	Other projects and infrastructure costs. In the three months ended March 31, 2019, expenses were higher (26%) than in the three months ended March 31, 2018 primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses were higher and amounted to €2.4 million in the three months ended March 31, 2019 compared to €2.0 million in the three months ended March 31, 2018 mainly due to higher personnel expenses.

Finance income / (costs)-net

Finance income for the three months ended March 31, 2019 totaled €0.8 million, compared to finance costs of €0.3 million for the three months ended March 31, 2018. Finance income in the three months ended March 31, 2019 primarily include foreign exchange gains of €0.8 million, while finance costs in the three months ended March 31, 2018 included €0.1 million of exchange losses.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
	2019	2018
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(13,383)	(6,923)
Net cash used for/generated from investing activities	(17,678)	(154)
Net cash generated from/used in financing activities	(915)	22,646
Exchange rate related changes of cash and cash equivalents	236	(66)
Net changes to cash and cash equivalents	(31,976)	15,568
Cash and cash equivalents at the beginning of the period	94,829	39,837
Cash and cash equivalents at the end of the period	63,089	55,339

Net cash used in operating activities of €13.4 million in the three months ended March 31, 2019 is higher than net cash used in operating activities in the three months ended March 31, 2018 (€6.9 million) primarily due to higher cash expenditure for research and development efforts and payments for trade and other payables. The investing activities in the three months ended March 31, 2019 primarily relate to investments in and proceeds from the sale or maturity of financial assets, while in the three months ended March 31, 2018 investing activities mainly relate to the purchase of leasehold improvements and equipment. Net cash used in financing activities in the three months ended March 31, 2019 relate primarily to the repayment of borrowings, while net cash generated from financing activities in the three months ended March 31, 2018 relate primarily to the proceeds from the public offering in February 2018 and the issuance of shares in connection with our at-the-market sales agreement.

Cash and Funding Sources

Our cash and cash equivalents and financial assets as of March 31, 2019 were €95.1 million, compared with €108.8 million as of December 31, 2018. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2021. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2019, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2019 and 2018 with regard to the impact of recent accounting pronouncements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2019, our accumulated deficit was €200.3 million;

•	the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and certain of our other product candidates, which are still in clinical development and may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with LLS, Merck, The MD Anderson Cancer Center, Genentech, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Tekla Capital Management, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.